                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K



[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934

                   For the fiscal year ended December 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934




                         COMMISSION FILE NUMBER 1-14337



                PENTON MEDIA, INC. 401(k) RETIREMENT SAVINGS PLAN
                -------------------------------------------------
                            (Full title of the Plan)



                               PENTON MEDIA, INC.
                               ------------------
          (Name of Issuer of the Securities Held Pursuant to the Plan)




                  1300 East Ninth Street, Cleveland, Ohio 44114
                  ---------------------------------------------
                (Address of Issuer's Principal Executive Office)

                               PENTON MEDIA, INC.
                               INDEX TO FORM 11-K





                                                                                          Page(s)

(a)   Financial Statements - financial statements required to be filed are listed in the   3-14
      Index attached hereto, which is incorporated herein by reference.

(b)   Signatures                                                                             15

(c)   Exhibit:

      Number  Description
      ------  -----------

      23      Consent of Independent Registered Public Accounting Firm                       16

PENTON MEDIA, INC.
401(k) RETIREMENT SAVINGS PLAN


FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2003 AND 2002

PENTON MEDIA, INC.
401(k) RETIREMENT SAVINGS PLAN

INDEX
--------------------------------------------------------------------------------


                                                                     Page(s)

Report of Independent Registered Public Accounting Firm                    5

Statements of Net Assets Available for Benefits                            6

Statement of Changes in Net Assets Available for Benefits                  7

Notes to Financial Statements                                           8-13

Supplemental Schedule required by ERISA: *

    Form 5500, Schedule H, Part IV, Item 4i:
      Schedule of Assets (Held At End Of Year)                            14




















* All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA (Employee Retirement Income Security Act of 1974) have been omitted because the conditions under which they are required are not present.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Participants and Administrator of the Penton Media, Inc. 401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Penton Media, Inc. 401(k) Retirement Savings Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H,
Part IV, Item 4i, Schedule of Assets (Held At End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
------------------------------


Cleveland, Ohio
June 16, 2004

PENTON MEDIA, INC.
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                            DECEMBER 31,
                                                         2003           2002

Investments, at fair value (See Note 6):
    Registered investment companies                  $46,571,603     $40,913,741
    Common/collective trust                            1,581,940       1,961,414
    Common stock                                       1,723,026       1,087,966
                                                     -----------     -----------
                                                      49,876,569      43,963,121

Participant loans                                      1,091,128       1,232,757
                                                     -----------     -----------

Net assets available for benefits                    $50,967,697     $45,195,878
                                                     ===========     ===========










   The accompanying notes are an integral part of these financial statements.

PENTON MEDIA, INC.
401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------



                                                                FOR THE YEAR ENDED
                                                                DECEMBER 31, 2003


Additions to net assets attributed to:
   Investment income:
     Interest and dividends                                        $    618,924
     Net appreciation in fair value of investments (See Note 6)       7,880,850
                                                                   ------------
         Total investment income                                      8,499,774

   Contributions:
     Participants                                                     3,416,621
     Employer                                                           599,268
                                                                   ------------
         Total contributions                                          4,015,889
              Total additions                                        12,515,663
                                                                   ------------

Deductions from net assets attributed to:
   Withdrawals and distributions                                     (6,736,672)
   Administrative expenses                                               (7,172)
                                                                   ------------

              Total deductions                                       (6,743,844)
                                                                   ------------

              Net increase                                            5,771,819

Net assets available for benefits:
     Beginning of year                                               45,195,878
                                                                   ------------
     End of year                                                   $ 50,967,697
                                                                   ============





   The accompanying notes are an integral part of these financial statements.

PENTON MEDIA, INC.
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

  1.  PLAN DESCRIPTION

      The following description of the Penton Media, Inc. 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL
      The Plan is a defined contribution plan established to provide benefits to qualified domestic employees of the Plan administrator, Penton Media, Inc. ("Penton" or the "Company"). The Plan allows participants to make before-tax contributions in accordance with the provisions of Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees of the Company become eligible to participate in the plan on the first day of the month that is at least 30 days after the date on which the employee begins employment with the Company.

      CONTRIBUTIONS
      Participants are able to contribute up to 25% of pre-tax annual compensation up to a maximum of $12,000 and $11,000 for 2003 and 2002, respectively. Unless waived, 3% of an eligible employee's compensation will automatically be deducted and contributed to the Plan. The matching percentage contributed by the Company is determined by the Board of Directors of the Company. No matching contributions were made in 2003 or 2002.

      Effective October 1, 2002, the Plan was amended to allow for catch-up contributions for participants age 50 or older. Participants that meet certain criteria are permitted to make additional contributions up to $2,000 and $1,000 for 2003 and 2002, respectively. Catch-up contributions are limited by federal tax legislation.

      The Plan also permits rollover contributions from other qualified retirement plans. Rollover contributions are included in participant contributions and amounted to $85,827 and $110,758 at December 31, 2003 and 2002, respectively.

      PARTICIPANT ACCOUNTS
      Fidelity Investments Institutional Operations Company, Inc., the trustee of the Plan ("Fidelity" or the "Trustee"), maintains an individual account for each participant. This account is credited with participant contributions, employer matching contributions and Plan earnings. Employees elect to allocate their contributions and any employer contributions to various investment options as specified in the Plan. There were 1,647 and 2,072 participants in the Plan at December 31, 2003 and 2002, respectively.

      VESTING
      Participants are immediately vested in both employee and employer matching contributions, plus actual earnings thereon.

      INVESTMENT OPTIONS
      Upon enrollment in the Plan, a participant may direct employee and matching employer contributions in one quarter percent increments to any of the investment options. Two of the investment options are no longer available for future investment purposes, as noted in the descriptions which follow.

      Northern Trust Company ("Northern Trust") is the trustee for the AptarGroup Inc. Stock Fund and the Penton Media, Inc. Stock Fund. Northern Trust reports all activity of these funds to Fidelity. Fidelity manages the following remaining funds: Retirement Government Money Market Portfolio, Managed

PENTON MEDIA, INC.
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


      Income Portfolio, Growth & Income Portfolio, Aggressive Growth Fund, Magellan Fund, Spartan 500 Index Fund, Diversified International Fund, Fidelity Mid-Cap Stock Fund, PIMCO Total Return Fund II, Neuberger Berman Genesis, Morgan Stanley Value Added Equity, and the Fidelity Freedom Funds.

      Fidelity Retirement Government Money Market Portfolio is a money market mutual fund that invests in obligations, issued or guaranteed as to principal and interest by the U.S. Government.

      Fidelity Managed Income Portfolio is a stable value fund (common or collective trust). It invests primarily in high-quality, short and long term insurance company investment contracts (GICs), bank investment contracts (BICs), short term money market instruments and "synthetic" GICs (debt obligations issued by one institution and insured by another as to the payment of principal at maturity).

      Fidelity Growth & Income Portfolio is a growth and income mutual fund, which seeks long-term capital growth, current income, and growth of income consistent with reasonable investment risk. It invests primarily in U.S. and foreign stocks, focusing on those that pay dividends and show potential earnings growth. It may also invest in bonds.

      Fidelity Aggressive Growth Fund is a growth mutual fund and invests primarily in stocks of small and medium size developing companies that have the potential to grow rapidly. Such stocks may be subject to abrupt or erratic price changes.

      Fidelity Magellan Fund is a growth mutual fund and seeks long-term capital appreciation by investing in the stocks of both well known and lesser known companies with potentially above-average growth potential and a correspondingly higher level of risk. Securities held by the fund may include both foreign and domestic companies.

      Spartan 500 Index Fund is a growth mutual fund and invests primarily in the stocks that are included in the Standard & Poor's Composite Index of 500 stocks ("S&P 500") and other securities that are based on the value of the index.

      Fidelity Diversified International Fund is a growth mutual fund that invests primarily in stocks of companies located outside of the U.S. that are included in the Morgan & Stanley EAFE Index (Europe, Australia, Far East Index). It seeks stocks of larger companies that are considered undervalued in their countries.

      Fidelity Mid-Cap Stock Fund is a long-term growth mutual fund that invests primarily in domestic and foreign stocks of companies with medium market capitalization.

      PIMCO Total Return Fund II is a growth mutual fund that seeks total fund return with an average portfolio duration between three and six years. The fund invests primarily in investment grade fixed income securities, which may include U.S. government obligations, mortgage and asset backed securities, variable and floating debt securities and convertible securities.

      Neuberger Berman Genesis Trust is a growth mutual fund that seeks long term capital appreciation. The fund primarily invests in common stocks of small companies.

      Morgan Stanley Value Added Equity Fund is a growth mutual fund that seeks capital appreciation and current income. The fund primarily invests in common stocks listed on the S&P 500.

PENTON MEDIA, INC.
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     Fidelity Freedom Funds are growth and income mutual funds that provide investing opportunities for both short and long term goals by allowing investors to choose from the following fund options based on the participants' targeted retirement date: Fidelity Freedom Income Fund, Fidelity Freedom 2000 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2030 Fund and Fidelity Freedom 2040 Fund. The funds invest in a combination of Fidelity equity, fixed income and money market funds which are allocated differently based on the retirement goal.

     AptarGroup, Inc. Stock Fund is a fund which invested exclusively in shares of AptarGroup, Inc. Effective July 1, 2003, the AptarGroup, Inc. Stock Fund was no longer available as an investment option. Participants were given the option to transfer their account balance to other funds within the Plan or have the funds transferred automatically to the Fidelity Retirement Government Money Market Portfolio.

     Penton Media, Inc. Stock Fund invests exclusively in shares of Penton Media, Inc. stock. Shares in the Penton Media, Inc. Stock Fund are acquired on the open market at fair market value on the date purchased. On June 17, 2003, the Company was notified by the New York Stock Exchange (NYSE) that the Company's common stock did not meet the NYSE's listing criteria and as such, the common stock was delisted. The Plan was amended, effective June 13, 2003, to remove the Penton Media, Inc. Stock Fund ("Stock Fund") as an investment option. Participants will be able to retain their holdings in the Stock Fund or liquidate their holdings, but participants will not be able to allocate future contributions or transfer existing assets to the Stock Fund.

     PARTICIPANT LOANS
     Participants may borrow from their fund accounts a minimum of $1,000, up to, but not to exceed the lesser of $50,000 or 50% of the participant's account balance. Participant loans are reflected as a transfer from the respective investment funds to the Loan Fund. Loan repayments are treated as a transfer to the investment funds from the Loan Fund. Loan terms may not exceed five years unless for purchase of a principal residence, which allows for repayment over a 10 year period. The loans are secured by the balance in the participant's vested account and carry an interest rate equal to the prime rate plus one percent on the date of the loan. Interest rates range from 5.00% to 11.50%. Principal and interest are paid ratably through payroll deductions.

     PAYMENT OF BENEFITS AND WITHDRAWALS
     A participant may withdraw their account balance upon termination of employment or upon reaching age 59 1/2 by calling Fidelity directly.

     Hardship withdrawals are available if requirements are met as outlined in the Plan document.

     Upon termination of employment or death, the accumulated benefits will be paid to the participant or beneficiary based on their payment election. Participants may elect to receive either a lump sum payment, a series of installment payments over a period of time as determined by the Plan document, or a combination of the two.

  2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING
     The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

PENTON MEDIA, INC.
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     USE OF ESTIMATES
     The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

     RISKS AND UNCERTAINTIES
     The Plan provides for various investment options in any combination of stocks and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

     INVESTMENT VALUATION AND INCOME RECOGNITION
     Common stock investments in the AptarGroup, Inc. Stock Fund and Penton Media, Inc. Stock Fund are valued at quoted market prices at year-end. Registered investment company investments include the Fidelity Growth and Income Portfolio, Fidelity Aggressive Growth Fund, Fidelity Magellan Fund, Spartan 500 Index Fund, Fidelity Diversified International Fund, Fidelity Mid-Cap Stock Fund, PIMCO Total Return Fund II, Neuberger Berman Genesis Trust, Morgan Stanley Value Added Equity Fund, and Fidelity Freedom Funds and are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Money market mutual funds include investments in the Fidelity Retirement Government Money Market Portfolio and are reflected in the statements of net assets available for benefits as a registered investment companies investment and are stated at fair value as determined by the trustee. Common/collective trust investments include the Fidelity Managed Income Portfolio and are stated at fair value as determined by the trustee.

     Purchases and sales of securities, including related gains and losses, are recorded as of the trade date. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

     PAYMENT OF BENEFITS
     Benefits are recorded when paid by the Plan.

     ADMINISTRATIVE EXPENSES
     The costs to administer the Plan are paid by the Plan with the exception of audit and legal fees, which are paid by the Company.

  3. UNREGISTERED SALE OF PENTON COMMON STOCK

     In March 2003, the Company discovered that participants in the Plan from May 2001 through March 2003 had made purchases in the Penton Media, Inc. Stock Fund that were not registered under the federal securities laws. As a result, certain Plan participants had the right to rescind their purchases for an amount equal to the purchase price paid for the shares, plus interest from the date of purchase. On March 31, 2003, the Company filed a Form S-8 to register 6.0 million additional shares to be offered under the Plan.

PENTON MEDIA, INC.
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


      In April 2003, the Company offered to reimburse participants who had purchased Company common stock through the Plan between March 25, 2002 and March 25, 2003. Employees who signed a release of federal securities law claims were reimbursed the amount by which the price paid for the common stock exceeded the closing price of the stock on the date they executed the release, or if the stock had been sold, the amount by which the price paid by the employee exceeded the sales price. In July 2003, a total of $599,268 was deposited by the Company into the accounts of participants who accepted the offer and executed the release. Employees who did not sign the release by May 22, 2003, retained their rights under the Federal securities laws. All rescissionary rights expired on March 14, 2004.

  4.  PARTY-IN-INTEREST TRANSACTIONS

      Plan investments managed by and fees paid to the Trustee qualify as a party-in-interest transaction. Party-in-interest transactions also include loans made to participants and investments made in the Penton Media, Inc. Stock Fund and the Aptar Group Inc. Stock Fund.

  5.  PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, the participants are immediately entitled to the full value of their account. The Company also has the right under the Plan to discontinue its contributions at anytime.

  6.  INVESTMENTS

      The following are investments that represent 5% or more of the Plan's net assets at December 31:

      INVESTMENTS, AT FAIR VALUE:                                                2003              2002

          Fidelity Retirement Government Money Market Portfolio,            $ 10,048,354       $ 11,201,427
               10,048,354 and 11,201,427 shares, respectively

          Fidelity Growth & Income Portfolio,                               $  8,209,679       $  7,102,956
               230,415 and 234,344 shares, respectively

          Fidelity Magellan Fund,                                           $ 13,756,652       $ 12,060,814
                140,747 and 152,746 shares, respectively

          Fidelity Aggressive Growth Fund,                                  $   4,308,132      $  3,138,507
                288,555 and 280,474 shares, respectively

          Fidelity Diversified International Fund,                          $  2,962,615       $          -
               122,828 shares

PENTON MEDIA, INC.
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     The Plan's investments appreciated in value for the year ended December 31, as follows:

                                                      2003

       Registered investment companies           $   6,900,630
       Common Stock                                    980,220
                                                 -------------
       Total                                     $   7,880,850
                                                 =============


  7. FEDERAL INCOME TAX STATUS

     The Plan received a favorable determination letter from the Internal Revenue Service dated September 26, 2002. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code, therefore, no provision for income taxes has been included in the Plan's financial statements.

  8. SUBSEQUENT EVENTS

     In March 2004, the Company amended the Plan to change the Plan name to the Penton Media, Inc. Retirement and Savings Plan. In addition, the Company established an employer contribution account for each domestic employee in which the Company will make monthly contributions to each account equal to between 3% and 6% of the employee's annual salary, based on age and years of service. The Company's contributions become fully vested once the employee completes five years of service.

       PENTON MEDIA, INC. 401(k) RETIREMENT SAVINGS PLAN E.I.N. 36-2875386
                  SCHEDULE H, PART IV, ITEM 4i PLAN NUMBER 005
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

IDENTITY OF ISSUE, BORROWER,
LESSOR OR SIMILAR PARTY                   DESCRIPTION OF INVESTMENTS                                     FAIR VALUE
----------------------------------------  ----------------------------------------------------------- ---------------


                                          Mutual Funds:
* Fidelity Investments                       Fidelity Magellan Fund                                     $ 13,756,652
                                             Fidelity Retirement Government Money Market Portfolio        10,048,354
                                             Fidelity Growth & Income Portfolio                            8,209,679
                                             Fidelity Aggressive Growth Fund                               4,308,132
                                             Fidelity Diversified International Fund                       2,962,615
                                             Spartan 500 Index Fund                                        2,423,536
                                             Fidelity Freedom Funds                                          779,130
                                             Fidelity Mid-Cap Stock Fund                                     653,878
   PIMCO Advisors                            PIMCO Total Return Fund II                                    1,619,765
   Morgan Stanley                            Morgan Stanley Value Added Equity Fund                          935,301
   Neuberger Berman Management               Neuberger Berman Genesis Trust                                  874,561

                                          Common/Collective Trust:
* Fidelity Investments                       Fidelity Managed Income Portfolio                             1,581,940

                                          Common Stock:
* Penton Media, Inc.                         Penton Media, Inc. Stock                                      1,723,026

                                          Varying maturity dates and interest
* Participant Loans                       ranging from 5.0% to 11.50%                                      1,091,128
                                                                                                      ---------------

                                                                                                        $ 50,967,697
                                                                                                      ---------------








  * Represents a party-in-interest


Note: This information has been certified as complete and accurate by the trustee and custodian in accordance with 20 CFR 2520.103-5 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



PENTON MEDIA, INC. 401(k) RETIREMENT SAVINGS PLAN








BY:  /s/   PRESTON L. VICE
   ------------------------------
     Preston L. Vice
     Chief Financial Officer and
     Member of Administrative Committee of
     Penton Media Inc., 401(k) Retirement and Savings Plan



Date: June 18, 2004